UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)

Under the Securities Exchange Act of 1934
Vsource, Inc.
(Name of Issuer) Common Stock, $0.01 par value
(Title of Class of Securities) 92908B 10 5
(CUSIP Number)

Ginette Depelteau
Caisse de dépôt et placement du Québec
1000, Place Jean-Paul-Riopelle
Montréal, Québec H2Z 2B3, Canada
(514) 847 5901

with a copy to:

Thomas M. Britt, III, Esq.
Debevoise & Plimpton LLP
13/F Entertainment Building
30 Queen's Road Central
Hong Kong
(011) (852) 2160 9800
____________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 92908B 10 5
1.	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Caisse de dépôt et placement du Québec
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER:
	10.	SHARED DISPOSITIVE POWER: (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0
14.	TYPE OF REPORTING PERSON: OO

(1) Solely in its capacity as 100% owner of Capital d'Amérique CDPQ Inc., which is 100% owner of Capital International Asia CDPQ Inc. On November 22, 2004, Capital International Asia CDPQ Inc. disposed of its direct holding of 3,000 shares of Series 4-A Convertible Preferred Stock, which was convertible into 3,000,000 shares of common stock.

CUSIP No. 92908B 10 5
1.	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Capital International Asia CDPQ Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: (1)
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER:
	10.	SHARED DISPOSITIVE POWER: (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
14.	TYPE OF REPORTING PERSON: CO

(1) On November 22, 2004, Capital International Asia CDPQ Inc. disposed of its 3,000 shares of Series 4-A Convertible Preferred Stock, which was convertible into 3,000,000 shares of common stock.

CUSIP No. 92908B 10 5
1.	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Capital d'Amérique CDPQ Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC,OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: (1)
	9.	SOLE DISPOSITIVE POWER:
	10.	SHARED DISPOSITIVE POWER: (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0
14.	TYPE OF REPORTING PERSON: CO

(1) Solely in its capacity as 100% owner of Capital International Asia CDPQ Inc. On November 22, 2004, Capital International Asia CDPQ Inc. disposed of its direct holding of 3,000 shares of Series 4-A Convertible Preferred Stock, which was convertible into 3,000,000 shares of common stock.

  Item 1. Security and Issuer

  This Statement on Amendment 4 to Schedule 13D relates to the shares of common stock, $0.01 par value, of VSource, Inc., a Delaware corporation (the "Issuer") and amends, supplements and restates the Statement on Schedule 13D originally filed by the Reporting Persons on November 4, 2002, as amended and restated by the Statement on Amendment 1 filed by the Reporting Persons on November 25, 2002, the Statement on Amendment 2 filed by the Reporting Persons on July 3, 2003 and the Statement on Amendment 3 filed by the Reporting Persons on September 8, 2004 (together, the "Statement").

  The principal executive offices of the Issuer are located at 7855 Ivanhoe Avenue, Suite 2000, LaJolla, California 92037.

  Item 4. Purpose of Transaction

  Item 4 of the Statement is hereby amended by deleting the last four paragraphs of such item, from "There can be no assurance" to "they reserve the right to develop such plans", and inserting the following at the end of item 4:

  The transactions described in the section titled "Commitment Agreements" have been completed on November 22, 2004. As a result, Capital International Asia CDPQ Inc. disposed of all 3,000 Series 4-A Convertible Preferred Stock held by it, which stock was convertible into 3,000,000 shares of common stock of the Issuer reported in this Schedule 13D.

  Additionally, Capital International Asia CDPQ Inc. expects that the transaction described in the section titled "Symphony Purchase Agreement" will be completed by November 30, 2004 and, as a result, Capital International Asia CDPQ Inc. will sell all Post-Closing Warrants held by it to Symphony.

  Item 5. Interest in Securities of the Issuer.

  Item 5 of the Statement is hereby amended and restated in its entirety as follows:

  The exchange transaction contemplated by the Commitment Agreement and described in Item 4 above was consummated on November 22, 2004. As a result, Capital International Asia CDPQ Inc. disposed of all 3,000 Series 4-A Convertible Preferred Stock held by it, which stock was convertible into 3,000,000 shares of common stock of the Issuer, and each of the Reporting Persons ceased to be a beneficial owner of at least 5% of the common stock of the Issuer.

  Item 7. Materials to be Filed as Exhibits.

  Item 7 of the Statement is hereby amended and restated in its entirety as follows:

  Exhibit 1 Statement filed pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934.

  Exhibit 2 Certificate of Designation of the Series 4-A Convertible Preferred Stock, expressly incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by the Reporting Persons on November 4, 2002.

  Exhibit 3 Stockholders Agreement, dated October 25, 2002, expressly incorporated herein by reference to Exhibit 3 to the Schedule 13D filed by the Reporting Persons on November 4, 2002.

  Exhibit 4 Series 4-A Convertible Preferred Stock Purchase Agreement, dated October 23, 2002, excluding the schedules and exhibits thereto, expressly incorporated herein by reference to Exhibit 4 to the Schedule 13D filed by the Reporting Persons on November 4, 2002.

  Exhibit 5 Two Common Stock Purchase Warrants, each dated October 25, 2002, for the purchase of 20 million shares and 5 million shares of common stock, in favor of Capital International Asia CDPQ Inc. and Quilvest Asian Equity Ltd., respectively, expressly incorporated herein by reference to Exhibit 5 to the Schedule 13D filed by the Reporting Persons on November 4, 2002.

  Exhibit 6 Registration Rights Agreement, dated October 25, 2002, expressly incorporated herein by reference to Exhibit 6 to the Schedule 13D filed by the Reporting Persons on November 4, 2002.

  Exhibit 7 List of Executive Officers and Directors of Capital International Asia CDPQ Inc., expressly incorporated herein by reference to Exhibit 7 to the Schedule 13D filed by the Reporting Persons on September 8, 2004.

  Exhibit 8 List of Executive Officers and Directors of Capital d'Amérique CDPQ Inc., expressly incorporated herein by reference to Exhibit 8 to the Schedule 13D filed by the Reporting Persons on September 8, 2004.

  Exhibit 9 List of Executive Officers and Directors of Caisse de dépôt et placement du Québec, expressly incorporated herein by reference to Exhibit 9 to the Schedule 13D filed by the Reporting Persons on September 8, 2004.

  Exhibit 10 Form of Commitment Agreement, dated August 31, 2004, between the Issuer and Capital International Asia CDPQ Inc., expressly incorporated herein by reference to Exhibit 10 to the Schedule 13D filed by the Reporting Persons on September 8, 2004.

  Exhibit 11 Form of Common Stock and Warrant Purchase Agreement, dated August 31, 2004, among Capital International Asia CDPQ Inc., Symphony House Berhad and certain other shareholders of the Issuer, expressly incorporated herein by reference to Exhibit 11 to the Schedule 13D filed by the Reporting Persons on September 8, 2004.

  Item 8. Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2004

CAPITAL INTERNATIONAL ASIA CDPQ INC.

By:	\s\ Ginette Depelteau
	Name:	Ginette Depelteau
	Title:	Secretary

CAPITAL D'AMÉRIQUE CDPQ INC.

By:	\s\ Ginette Depelteau
	Name:	Ginette Depelteau
	Title:	Secretary

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

By:	\s\ Ginette Depelteau
	Name:	Ginette Depelteau
	Title:	Vice President and Corporate Secretary

EXHIBIT 1

STATEMENT FILED PURSUANT TO RULE 13D-1(K)(1)(III) OF REGULATION 13D-G OF THE GENERAL RULES AND REGULATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Dated: November 26, 2004

CAPITAL INTERNATIONAL ASIA CDPQ INC.

By:	\s\ Ginette Depelteau
	Name:	Ginette Depelteau
	Title:	Secretary

CAPITAL D'AMÉRIQUE CDPQ INC.
as sole shareholder of Capital International Asia CDPQ Inc.

By:	\s\ Ginette Depelteau
	Name:	Ginette Depelteau
	Title:	Secretary

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC
as sole shareholder of Capital d'Amérique CDPQ Inc.

By:	\s\ Ginette Depelteau
	Name:	Ginette Depelteau
	Title:	Vice President and Corporate Secretary